UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 3, 2017

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 3, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 3, 2017	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
SECOND QUARTER 2017 RESULTS

Highlights

•
Reported consolidated GAAP net loss attributable to shareholders of Teekay of $80.2 million, or $0.93 per share, and consolidated adjusted net loss attributable to shareholders of Teekay(1) of $38.1 million, or $0.44 per share, in the second quarter of 2017.

•	Generated GAAP consolidated income from vessel operations of $48.3 million and consolidated total cash flow from vessel operations(1) of $254.5 million in the second quarter of 2017.

•
Recently announced entering into agreements for a strategic partnership with Brookfield Business Partners, which includes a $640 million equity investment in Teekay Offshore and other financing initiatives; also expected to eliminate Teekay Parent’s financial guarantees to Teekay Offshore and increase Teekay Parent’s liquidity.

•	Teekay Tankers agreed to an accretive merger with Tanker Investments Ltd. and acquired the remaining interest in Teekay’s conventional tanker operations from Teekay Parent.

•	Secured a new seven-month charter contract for the Arctic Spirit LNG carrier with a major energy company, which is scheduled to commence in September 2017.

Hamilton, Bermuda, August 3, 2017 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported the Company's results for the quarter ended June 30, 2017. These results include the Company’s three publicly-listed subsidiaries (Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP), and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK)) (collectively, the Daughter Entities), all of which are consolidated in the Company’s financial statements, and all remaining subsidiaries of the Company. The Company, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the second quarter 2017 earnings releases of Teekay Offshore, Teekay LNG and Teekay Tankers, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

Summary Financial Information

	Three Months Ended
	June 30,	March 31,	June 30,
	2017	2017	2016
(in thousands of U.S. dollars, except per share data)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	513,923	543,505	587,619
Income from vessel operations	48,286	81,605	75,978
Equity (loss) income	(47,984)	10,347	37,219
Net Loss attributable to shareholders of Teekay	(80,152)	(45,256)	(77,809)
Loss per share attributable to shareholders of Teekay	(0.93)	(0.53)	(1.14)
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations (CFVO)(1)	254,496	274,976	350,535
Adjusted Net (Loss) Income attributable to shareholders of Teekay(1)	(38,145)	(35,671)	701
Adjusted (Loss) Earnings per share attributable to shareholders of Teekay(1)	(0.44)	(0.41)	0.01
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent GPCO Cash Flow(1)	3,287	4,720	7,588
Teekay Parent OPCO Cash Flow(1)	(22,854)	(25,691)	(12,497)
Total Teekay Parent Free Cash Flow(1)	(19,567)	(20,971)	(4,909)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“Since reporting earnings last quarter, we have entered into two strategic transactions across the Teekay Group, which are expected to significantly strengthen our financial position and streamline our corporate structure,” commented Kenneth Hvid, Teekay’s President and CEO.  “Last week, Teekay Offshore announced a comprehensive, transformative transaction with our new strategic partner, Brookfield, which we expect will also strengthen Teekay Parent’s financial position by eliminating all of its financial guarantees to Teekay Offshore, totaling up to $700 million, and increasing Teekay Parent’s liquidity by approximately $140 million. In addition, Teekay Tankers agreed to an accretive merger with Tanker Investments Ltd., which owns 18 modern conventional tankers, and acquired the remaining 50 percent interest in Teekay’s conventional tanker operations from Teekay Parent, thereby consolidating our conventional tanker franchise under Teekay Tankers.  These strategic transactions not only are expected to strengthen our financial position but also better position us to benefit from an energy and tanker market recovery.”

“Project execution at Teekay Offshore and Teekay LNG continues to be a major focus,” commented Mr. Hvid.  “Teekay Offshore recently took delivery of the Randgrid FSO, which is currently in transit to the North Sea for its charter contract with Statoil, and the Libra FPSO, which is on its Brazilian field undergoing field installation for its charter contract with a consortium of oil companies.  Teekay LNG’s joint venture with Exmar has recently taken delivery of its tenth mid-size LPG carrier newbuilding.  We expect the deliveries of our various growth projects at Teekay Offshore and Teekay LNG will drive significant cash flow growth between now and 2020.”

Mr. Hvid added, "I am also pleased to announce that we have secured a new charter contract for the Arctic Spirit LNG carrier commencing in September 2017. We have now secured charter contracts for both in-chartered LNG vessels, the Arctic Spirit and the Polar Spirit, which improves Teekay Parent's cash flows."

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended June 30, 2017, compared to the same period of the prior year, were impacted primarily by lower revenues from Teekay Parent related to a new contract in place for the Hummingbird Spirit FPSO at a lower fixed charter rate, which took effect on July 1, 2016, and higher repairs and maintenance costs in preparation for an upcoming scheduled maintenance for the Foinaven FPSO in the third quarter of 2017; lower income and cash flows in Teekay LNG mainly as a result of the favorable settlement in the second quarter of 2016 of a disputed charter contract termination related to one of the vessels in Teekay LNG's 52 percent-owned MALT LNG joint venture with Marubeni Corporation (MALT LNG Joint Venture); lower income and cash flows in Teekay Offshore primarily due to the redelivery of the Petrojarl Varg (Varg) FPSO in July 2016 and lower rates and lower fleet utilization in the towage segment; and a reduction in income and cash flows in Teekay Tankers due to lower average spot tanker rates.

These decreases were partially offset by higher income and cash flows from Teekay LNG as a result of the deliveries of two MEGI LNG carrier newbuildings in 2016 and 2017, the Oak Spirit and Torben Spirit, which commenced their respective charter contracts.

On May 31, 2017, Teekay Tankers agreed to acquire all of the remaining issued and outstanding shares of Tanker Investment Ltd. (or TIL) in a share-for-share merger, which is expected to close in the fourth quarter of 2017. Please refer to the Teekay Tankers section within Summary of Recent Events below for more information on this transaction. Teekay Parent and Teekay Tankers currently own an approximate 8 percent and 11 percent interest, respectively, in TIL and account for their investments using the equity method. When accounting for the merger at the date of closing, GAAP will require Teekay Tankers to treat its existing equity investment in TIL as being disposed of at its fair value and concurrently repurchased at such fair value, which will be included as part of the cost of the acquisition of the 100 percent controlling interest in TIL on the closing date. Teekay Parent will also dispose of its equity investment in TIL on the closing date in exchange for common shares of Teekay Tankers. Although the merger has not yet concluded, the agreement that was reached between the parties in the second quarter of 2017 resulted in both Teekay Parent and Teekay Tankers being required to compare the carrying values of their investments to fair value as at June 30, 2017. As a result, Teekay Parent and Teekay Tankers recognized non-cash impairment charges of $20.5 million and $28.1 million, respectively, during the quarter ended June 30, 2017 related to their equity investments in TIL, based on the best available indication of fair value at June 30, 2017, which was the TIL share price on that date.
Teekay Parent
Teekay Parent GPCO Cash Flow, which includes distributions and dividends paid to Teekay Parent from Teekay’s Daughter Entities in the following quarter, less Teekay Parent’s corporate general and administrative expenses, was $3.3 million for the quarter ended June 30, 2017, compared to $7.6 million for the same period of the prior year. This decrease was primarily due to a reduction in the cash distribution from Teekay Offshore as a result of the recent strategic partnership with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield) (see below for additional information on this transaction) and lower cash dividends received from Teekay Tankers as a result of lower spot tanker rates in the second quarter of 2017.

Teekay Parent OPCO Cash Flow, which includes cash flow attributable to assets directly-owned by, or chartered-in to, Teekay Parent, net of interest expense and dry-dock expenditures, decreased to negative $22.9 million for the three months ended June 30, 2017, from negative $12.5 million for the same period of the prior year. The decrease was primarily due to the new contract in place for the Hummingbird Spirit FPSO at a lower fixed charter rate, the sale of the Shoshone Spirit VLCC in the fourth quarter of 2016, higher repairs and maintenance costs relating to an upcoming scheduled maintenance for the Foinaven FPSO and lower average spot tanker rates, partially offset by higher revenues from the Banff FPSO and higher revenues as a result of the commencement of a one-year charter contract for the Polar Spirit LNG in the second quarter of 2017.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Total Teekay Parent Free Cash Flow, which is the total of Teekay Parent GPCO Cash Flow and Teekay Parent OPCO Cash Flow, was negative $19.6 million during the second quarter of 2017, compared to negative $4.9 million for the same period of the prior year. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG Partners
Teekay LNG's results decreased during the quarter ended June 30, 2017, compared to the same period of the prior year, primarily due to a favorable settlement in 2016 of a disputed charter contract termination related to one of the vessels in the MALT LNG Joint Venture, lower revenues from Teekay LNG’s 50 percent-owned joint venture with Exmar due to lower spot rates, and the sale of three conventional tankers in 2016 and 2017. These decreases were partially offset by, among other things, the deliveries of two MEGI LNG carrier newbuildings in 2016 and 2017, which commenced their respective charter contracts. Please refer to Teekay LNG's second quarter of 2017 earnings release for additional information on the financial results for this entity.

Teekay Offshore Partners
Teekay Offshore’s results decreased during the quarter ended June 30, 2017, compared to the same period of the prior year, primarily due to the redelivery of the Varg FPSO (which left its field at the end of July 2016), the redelivery of an FSO, the redelivery of a shuttle tanker, which commenced operating in the contract of affreightment (CoA) fleet in the North Sea in late-2016, the non-payment of charter hire for the Arendal Spirit UMS since early-November 2016 and subsequent charter termination, and lower towage fleet rates and utilization. These decreases were partially offset by two shuttle tankers commencing time-charter contracts following completion of their respective bareboat charter contracts, higher shuttle tanker CoA fleet utilization, lower operating expenses in Teekay Offshore’s FPSO and shuttle fleets, and the delivery of two towage newbuildings in 2016 and 2017. Please refer to Teekay Offshore’s second quarter of 2017 earnings release for additional information on the financial results for this entity.

Teekay Tankers
Teekay Tankers' results decreased during the quarter ended June 30, 2017, compared to the same period of the prior year, primarily due to lower average spot tanker rates in the second quarter of 2017 compared to the same period of the prior year. The tanker market experienced downward pressure over the course of the second quarter due to OPEC supply cuts, higher tanker fleet growth and normal seasonal weakness. Rates have continued to decline at the start of third quarter of 2017, in what is normally the weakest part of the year for tanker rates. Please refer to Teekay Tankers’ second quarter 2017 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent

In June 2017, Teekay Parent secured a seven-month charter contract for the Arctic Spirit LNG carrier, which is in-chartered from Teekay LNG until April 2018, with a major energy company. The charter contract is scheduled to commence in September 2017.

Teekay LNG

In June 2017, Teekay LNG completed charter contract extensions with Awilco LNG ASA (Awilco LNG) relating to the Wilpride and Wilforce LNG carriers. The contracts, which were previously scheduled to expire in the fourth quarter of 2017 and the second quarter of 2018, have now both been extended to December 2019. Awilco LNG remains obligated to repurchase the vessels either during or at the end of the charter period. Additionally, as part of this extension, Teekay LNG has agreed to defer charter payments of an average of $15,600 per day per vessel commencing in July 2017 through the end of the charter period, with such deferred amounts added to the purchase obligation price.

In July 2017, Teekay LNG completed loan extensions on the facilities secured by the Wilpride and Wilforce vessels. The loans associated with these vessels, which were previously scheduled to mature between the second quarter of 2018 and the fourth quarter of 2018 with balloon amounts totaling approximately $180 million, were both extended to June 2020 on similar terms.

In July 2017, the MALT LNG Joint Venture secured short-term charter contracts on two vessels, the Magellan Spirit and the Arwa Spirit. The Magellan Spirit commenced a six-month contract (plus two three-month option periods) in July 2017 and the Arwa Spirit will commence a 15-month charter contract in the fourth quarter of 2017.

Teekay Offshore

In late-July 2017, Teekay Offshore announced entering into agreements for a strategic partnership with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield), and related transactions (together the Brookfield Transaction), which include the following:

•
Brookfield and Teekay Parent will invest $610 million and $30 million, respectively, in Teekay Offshore at a price of $2.50 per common unit and receive 65.5 million Teekay Offshore warrants (Warrants) on a pro rata basis. Following the investment, Brookfield will own approximately 60 percent and Teekay Parent will own approximately 14 percent of the common units of Teekay Offshore;

•
Brookfield will acquire from Teekay Parent both a 49 percent interest in Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore, and an option to acquire an additional 2 percent of TOO GP subject to the satisfaction of certain conditions. On closing, Brookfield will have the right to elect four members to the nine-member Board of Directors of TOO GP;

•
Teekay Offshore will repurchase and cancel all $304 million of the outstanding Series C-1 and Series D preferred units from the existing unitholders (including Teekay Parent, which owns 1,040,000 Series D preferred units) for an aggregate amount of approximately $250 million in cash, which will save approximately $28 million in annual distributions;

•
Teekay Offshore has reached agreement in principle with the lenders of the Arendal Spirit UMS debt facility to extend the mandatory prepayment date to September 30, 2018, in exchange for a principal prepayment, subject to receipt of lenders’ final internal approvals;

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

•
Brookfield will acquire from Teekay Parent an existing $200 million loan previously extended to Teekay Offshore in exchange for $140 million in cash and 11.4 million of the Warrants to be issued to Brookfield. Brookfield has agreed to extend the maturity date of the loan from 2019 to 2022;

•
Teekay Offshore will transfer its shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers LLC (ShuttleCo). As part of the formation of ShuttleCo, a majority of Teekay Offshore’s shuttle tanker fleet will be refinanced with a new $600 million, five-year debt facility, and two 50 percent-owned vessels will be refinanced with a new $71 million, four-year debt facility. In addition, an existing $250 million debt facility secured by the three East Coast Canada newbuildings, and an existing $141 million private placement project bond financing secured by two vessels, will be transferred from Teekay Offshore to ShuttleCo;

•
A significant portion of Teekay Offshore’s Norwegian Kroner (NOK) bond series due to mature in late-2018 is expected to be repurchased with proceeds from a new five-year, $250 million U.S. dollar denominated bond offering by ShuttleCo in the Norwegian bond market, which recently priced at a fixed coupon of 7.125 percent per annum; and

•
Certain financial institutions providing interest rate swaps to Teekay Offshore have agreed to (i) lower the fixed interest rate on the swaps, (ii) extend the termination option of the swaps by two years to 2021, and (iii) eliminate the financial guarantee and security package currently provided by Teekay Parent in return for a prepayment amount and fees.

As part of the Brookfield Transaction, Teekay Offshore has reduced its existing common unit distribution to reinvest cash in the business and further strengthen Teekay Offshore's balance sheet. For the quarter ended June 30, 2017, TOO GP declared a cash distribution of $0.01 per common unit, payable on August 11, 2017 to all unitholders of record on August 7, 2017.

Closing of the Brookfield Transaction, which remains subject to various conditions, including, among others, regulatory approvals, is expected to occur in the third quarter of 2017.
In addition to the formation of ShuttleCo, Teekay Offshore has entered into conditional shipbuilding contracts with Samsung Heavy Industries Co., Ltd. to construct two Suezmax-size, DP2 shuttle tanker newbuildings, with options to order up to two additional vessels. The ordered newbuilding vessels will be constructed based on the Teekay Offshore’s New Shuttle Spirit design which incorporates proven technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon delivery scheduled in 2019 and 2020, these new vessels will provide shuttle tanker services in the North Sea under Teekay Offshore’s existing Master Agreement with Statoil ASA (Statoil) and free up required vessel capacity to service its contract of affreightment (CoA) portfolio in the North Sea.
In July 2017, Teekay Offshore signed an amendment to the Petrojarl I FPSO charter contract with Queiroz Galvão Exploração e Produção SA (QGEP). The amended charter contract includes an extension to the delivery window for the project and an adjusted charter rate profile which reduces the day rate for the FPSO unit during the first 18 months of production.  During the final 3.5 years of the contract, the charter contract will revert to a rate that is higher than the original daily rate, plus oil price and production tariffs which provide the potential for Teekay Offshore to more than recover the reduction during the first 18 months. Start-up of oil production on the Atlanta Field is expected to occur in the first quarter of 2018.
In June 2017, Teekay Offshore took delivery of the ALP Defender, the second of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings being constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, during the second quarter of 2017, Teekay Offshore received a reimbursement from the shipyard of $8.5 million and received an advance payment on a $15.8 million reimbursement related to delayed deliveries of the two remaining ultra-long distance towing and offshore installation newbuildings, which are scheduled to be delivered in late-2017 and early-2018.
In June 2017, Teekay Offshore finalized the previously announced three-year shuttle tanker CoA to service a development in the U.K. North Sea. The CoA, which is expected to commence during the third quarter of 2017 and

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

require the use of up to approximately 0.6 shuttle tanker equivalents per annum, will be serviced by Teekay Offshore’s existing CoA shuttle tanker fleet.
Teekay Tankers
On May 31, 2017, Teekay Tankers agreed to acquire all of the remaining issued and outstanding shares of TIL in a share-for-share merger at an exchange ratio of 3.30 shares of Teekay Tankers Class A common stock for each share of TIL common stock (Teekay Parent will receive 8.3 million Teekay Tankers Class A common shares as a result of this merger). TIL owns a modern fleet of 10 Suezmax tankers, 6 Aframax tankers and 2 LR2 product tankers with an average age of 7.3 years. The merger is expected to further strengthen Teekay Tankers' balance sheet and liquidity position, and is expected to be accretive to its earnings per share, reduce Teekay Tankers' cash breakeven and result in approximately $3 million of annual cost savings. Closing of the merger, which remains subject to various conditions, including, among others, approval from both TIL shareholders and TNK Class A common shareholders, is expected to occur in the fourth quarter of 2017.
Also on May 31, 2017, Teekay Tankers completed the acquisition from Teekay Parent of the remaining 50 percent interest in Teekay’s conventional tanker commercial and technical operations, Teekay Tanker Operations Ltd. (TTOL), for $39.1 million, which includes $13.1 million for assumed working capital, in exchange Teekay Tankers' issuance to Teekay Parent of approximately 13.8 million shares of its Class B common shares as well as payment of $13.1 million in cash, resulting in Teekay Tankers owning 100 percent of TTOL.

In July 2017, Teekay Tankers completed a $153 million sale-leaseback financing transaction relating to four of its modern Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day with attractive purchase options for all four vessels throughout the lease term after year three. The transaction strengthens Teekay Tankers balance sheet and increases its liquidity position by approximately $30 million. As a result of the transaction, Teekay Tankers expects to recognize an accounting write-down in the third quarter of 2017 of approximately $20 million per vessel.
In June 2017, Teekay Tankers completed the sale of a 1999-built Aframax tanker, the Kyeema Spirit, to a third party for proceeds of approximately $7.5 million.
In May 2017, Teekay Tankers entered into a time charter-out contract for one Aframax tanker at a rate of approximately $16,000 per day and a firm period of 18 months, which commenced in late-May 2017.

Liquidity
As at June 30, 2017, Teekay Parent had total liquidity of $174.1 million (consisting of $110.2 million of cash and cash equivalents and $63.9 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay Corporation had total liquidity of approximately $850.9 million (consisting of $600.9 million of cash and cash equivalents and $250.0 million of undrawn revolving credit facilities).
Conference Call
The Company plans to host a conference call on Friday, August 4, 2017 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2017. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 274-0251 or (416) 640-5942, if outside North America, and quoting conference ID code 9060675.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

An accompanying Second Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partners and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities.  In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate consolidated assets of approximately $13 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,000 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent GPCO Cash Flow, Teekay Parent OPCO Cash Flow, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Cash Flow from Vessel Operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and equipment, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control its equity-accounted vessels and investments and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entities in which the Company holds the equity accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations and income from vessel operations of equity accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net (Loss) Income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (4) of the income statement for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Free Cash Flow represents the sum of (a) distributions or dividends (including payments in kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers) net of Teekay Parent’s corporate general and administrative expenditures for the given quarter (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter (collectively, Teekay Parent OPCO Cash Flow). Net Interest Expense includes interest expense, interest income and realized gains and losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues(1)	513,923	543,505	587,619	1,057,428	1,228,727

Voyage expenses	(40,640)	(50,797)	(28,299)	(91,437)	(59,889)
Vessel operating expenses	(207,784)	(191,260)	(205,655)	(399,044)	(421,516)
Time-charter hire expense	(30,689)	(38,772)	(38,314)	(69,461)	(77,917)
Depreciation and amortization	(142,741)	(143,030)	(141,079)	(285,771)	(285,236)
General and administrative expenses	(29,541)	(31,438)	(29,871)	(60,979)	(62,838)
Asset impairments(2)	(1,500)	—	(43,649)	(1,500)	(43,649)
Loss on sale of vessels, equipment and other operating assets	(12,742)	(4,427)	(18,956)	(17,169)	(46,575)
Restructuring charges(1)	—	(2,176)	(5,818)	(2,176)	(19,804)
Income from vessel operations	48,286	81,605	75,978	129,891	211,303

Interest expense	(74,383)	(70,355)	(73,255)	(144,738)	(145,458)
Interest income	1,536	1,481	1,042	3,017	2,364
Realized and unrealized loss on non-designated
derivative instruments(3)	(30,570)	(6,475)	(89,272)	(37,045)	(196,893)
Equity (loss) income(4)	(47,984)	10,347	37,219	(37,637)	52,636
Income tax expense	(3,527)	(3,019)	(1,423)	(6,546)	(2,499)
Foreign exchange loss	(17,342)	(2,904)	(15,157)	(20,246)	(25,671)
Other (loss) income – net(2)	(759)	295	(21,436)	(464)	(21,286)
Net (loss) income	(124,743)	10,975	(86,304)	(113,768)	(125,504)
Less: Net loss (income) attributable
to non-controlling interests	44,591	(56,231)	8,495	(11,640)	(1,088)
Net loss attributable to the shareholders of Teekay Corporation
	(80,152)	(45,256)	(77,809)	(125,408)	(126,592)
Loss per common share of Teekay
- Basic	(0.93)	(0.53)	(1.14)	(1.45)	(1.81)
- Diluted	(0.93)	(0.53)	(1.14)	(1.45)	(1.81)

Weighted-average number of common
outstanding
- Basic	86,259,207	86,183,831	72,945,635	86,217,567	72,844,031
- Diluted	86,259,207	86,183,831	72,945,635	86,217,567	72,844,031

(1)
The restructuring charges for the six months ended June 30, 2017 primarily relate to shore staff redundancy costs associated with the Company's FPSO business. The restructuring charges for the three and six months ended June 30, 2016 relate to the closure of offices and seafarers' severance amounts, part of which were recovered from the customer and which recovery was included in revenues in the consolidated statements of loss for the three and six months ended June 30, 2016.

(2)
The Company recognized asset impairments relating to two UMS newbuildings as a result of the cancellation of the related construction contracts by Teekay Offshore's subsidiaries within Logitel Offshore for the three and six months ended June 30, 2016.

(3)
Realized and unrealized (losses) gains related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments, as detailed in the table below:

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(15,913)	(16,556)	(22,409)	(32,469)	(45,589)
Termination of interest rate swaps	(1,006)	395	—	(611)	(8,140)
Foreign currency forward contracts	(618)	(353)	(2,336)	(971)	(7,332)
Time-charter swaps	360	746	126	1,106	126
Forward freight agreements	81	33	—	114	—
	(17,096)	(15,735)	(24,619)	(32,831)	(60,935)
Unrealized (losses) gains relating to:
Interest rate swaps	(15,517)	9,123	(62,817)	(6,394)	(143,871)
Foreign currency forward contracts	2,809	839	1,093	3,648	15,064
Stock purchase warrants	(332)	(243)	(4,274)	(575)	(8,496)
Time-charter swap	(402)	(459)	1,345	(875)	1,345
Forward freight agreements	(32)	—	—	(18)	—
	(13,474)	9,260	(64,653)	(4,214)	(135,958)
Total realized and unrealized losses on non-designated derivative instruments	(30,570)	(6,475)	(89,272)	(37,045)	(196,893)

(4)
The Company’s proportionate share of items within equity (loss) income as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity (loss) income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity (loss) income	(47,984)	10,347	37,219	(37,637)	52,636
Proportionate share of unrealized losses (gains) on derivative instruments	3,853	(2,075)	1,230	1,778	4,695
Other(i)	49,994	762	457	50,756	1,009
Equity income adjusted for items in Appendix A	5,863	9,034	38,906	14,897	58,340

(i)
Other for the three and six months ended June 30, 2017 includes the write-down of the Company's and Teekay Tankers' equity investments in TIL to their estimated fair value, based on the best available indication of fair value at June 30, 2017, which was the TIL share price as on that date.  Teekay Parent and Teekay Tankers recognized a consolidated non-cash impairment charge of $48.6 million during the quarter ended June 30, 2017, related to their equity investments in TIL. Please refer to Summary of Results and Summary of Recent Events sections of this release for more information regarding the impairment charge and the proposed merger between Teekay Tankers and TIL.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	110,249	119,242	146,362
Cash and cash equivalents - Teekay LNG	191,110	181,201	126,146
Cash and cash equivalents - Teekay Offshore	212,267	193,419	227,378
Cash and cash equivalents - Teekay Tankers	87,255	47,564	68,108
Other current assets	331,954	398,395	389,727
Restricted cash - Teekay Parent	4,534	5,842	4,562
Restricted cash - Teekay LNG	108,243	106,901	117,027
Restricted cash - Teekay Offshore	99,720	100,280	114,909
Restricted cash - Teekay Tankers	1,380	1,089	750
Assets held for sale	23,900	14,400	61,282
Vessels and equipment - Teekay Parent	568,042	585,364	602,672
Vessels and equipment - Teekay LNG	2,014,909	2,044,410	1,858,381
Vessels and equipment - Teekay Offshore	3,997,446	4,012,105	4,084,803
Vessels and equipment - Teekay Tankers	1,554,055	1,574,375	1,605,372
Advances on newbuilding contracts/conversions	1,082,277	1,039,543	987,658
Investment in equity accounted investees	978,266	1,037,297	1,010,308
Investment in direct financing leases	653,846	653,546	660,594
Other assets	491,883	496,477	482,908
Intangible assets	82,466	85,766	89,175
Goodwill	176,630	176,630	176,630
Total Assets	12,770,432	12,873,846	12,814,752
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	449,839	431,109	457,192
Current portion of long-term debt - Teekay Parent	52,113	52,133	52,169
Current portion of long-term debt - Teekay LNG	301,236	268,891	228,864
Current portion of long-term debt - Teekay Offshore	891,558	620,803	586,892
Current portion of long-term debt - Teekay Tankers	150,254	155,050	171,019
Long-term debt - Teekay Parent	730,892	728,400	680,241
Long-term debt - Teekay LNG	2,192,615	2,145,367	1,955,201
Long-term debt - Teekay Offshore	2,252,561	2,500,306	2,596,002
Long-term debt - Teekay Tankers	671,532	690,304	761,997
Derivative liabilities	481,564	511,638	530,854
In-process revenue contracts	103,884	110,783	122,690
Other long-term liabilities	328,823	333,503	333,236
Redeemable non-controlling interest	249,778	249,698	249,102
Equity:
Non-controlling interests	3,108,941	3,223,028	3,189,928
Stockholders of Teekay	804,842	852,833	899,365
Total Liabilities and Equity	12,770,432	12,873,846	12,814,752

Net debt - Teekay Parent(1)	668,222	655,449	581,486
Net debt - Teekay LNG(1)	2,194,498	2,126,156	1,940,892
Net debt - Teekay Offshore(1)	2,832,132	2,827,410	2,840,607
Net debt - Teekay Tankers(1)	733,151	796,701	864,158

(1) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

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4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2017	2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(113,768)	(125,504)
Non-cash items:
Depreciation and amortization	285,771	285,236
Amortization of in-process revenue contracts	(13,357)	(14,432)
Unrealized (gain) loss on derivative instruments	(45,128)	82,807
Loss on sale of vessels, equipment and other operating assets	17,169	46,575
Asset impairments	1,500	43,649
Equity loss (income), net of dividends received	65,915	(44,972)
Income tax expense	6,546	2,499
Unrealized foreign exchange loss and other	74,271	62,122
Change in operating assets and liabilities	21,461	(14,570)
Expenditures for dry docking	(18,639)	(15,905)
Net operating cash flow	281,741	307,505

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	461,095	1,147,647
Prepayments of long-term debt	(132,920)	(1,068,937)
Scheduled repayments of long-term debt	(451,072)	(496,034)
Decrease in restricted cash	20,723	34,681
Net proceeds from equity issuances of subsidiaries	8,521	168,752
Net proceeds from equity issuance of Teekay Corporation	—	96,163
Distributions paid from subsidiaries to non-controlling interests	(63,803)	(62,403)
Cash dividends paid	(9,493)	(8,003)
Other financing activities	(21,232)	(9,233)
Net financing cash flow	(188,181)	(197,367)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(365,903)	(269,109)
Proceeds from sale of vessels and equipment	59,935	149,582
Advances to joint ventures and joint venture partners	(32,469)	(13,536)
Investment in equity accounted investments	(31,680)	(56,578)
Proceeds from sale-lease back of vessels	297,230	179,434
Other investing activities	12,214	11,385
Net investing cash flow	(60,673)	1,178

Increase in cash and cash equivalents	32,887	111,316
Cash and cash equivalents, beginning of the period	567,994	678,392
Cash and cash equivalents, end of the period	600,881	789,708

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Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	June 30,		March 31,		June 30,
	2017		2017		2016
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(124,743)		10,975		(86,304)
Adjust for: Net loss (income) attributable to
non-controlling interests	44,591		(56,231)		8,495
Net loss attributable to
shareholders of Teekay	(80,152)	(0.93)	(45,256)	(0.53)	(77,809)	(1.14)
Add (subtract) specific items affecting net loss:
Unrealized losses (gains) from derivative instruments(2)	18,148	0.21	(11,402)	(0.13)	64,592	0.89
Foreign exchange losses (gains)(3)	12,263	0.14	(3,509)	(0.04)	10,158	0.14
Loss on sale of vessels, equipment and other operating assets(4)	12,742	0.15	4,427	0.05	18,956	0.26
Asset impairments(5)	50,071	0.58	—	—	43,649	0.60
Restructuring charges, net of recovery	—	—	2,611	0.03	4,599	0.06
Pre-operational costs(6)	1,487	0.02	—	—	1,846	0.03
Adjustments to deferred taxes(7)	(730)	(0.01)	974	0.01	—	—
Other(8)	16,554	0.19	(395)	—	27,181	0.37
Non-controlling interests’ share of items above(9)	(68,528)	(0.79)	16,879	0.20	(92,471)	(1.27)
Earnings per share adjustment relating to Teekay Offshore's Series C Preferred Unit conversion(10)			—	—	—	0.07
Total adjustments	42,007	0.49	9,585	0.12	78,510	1.15
Adjusted net (loss) income attributable to
shareholders of Teekay	(38,145)	(0.44)	(35,671)	(0.41)	701	0.01

(1)	Basic per share amounts.

(2)
Reflects the unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity (loss) income from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	For the three months ended June 30, 2017, includes the net loss on one Aframax tanker sold by Teekay Tankers and one Suezmax tanker expected to be sold by Teekay LNG in 2017.

(5)	Refer to footnote (4) of the summary consolidated statements of (loss) income included in this release for further details.

(6)	Reflects the costs, including those associated with interest rate swaps, related to projects during their pre-operational phases for the three months ended June 30, 2017.

(7)	Adjustments to deferred taxes relates to the increase in the deferred income tax asset for one of Teekay Offshore's Norwegian tax structures for the three months June 30, 2017.

(8)
Other for the three months ended June 30, 2017 primarily relates to the write-off of deferred revenues and operating expenses as a result of the termination of the Arendal Spirit UMS charter contract in late-April 2017 in Teekay Offshore, the increase in the Piranema Spirit FPSO rate reduction contingency in Teekay Offshore, the net loss provision relating to cancellation of UMS newbuildings in Teekay Offshore and the termination of an interest rate swaption agreement by Teekay LNG.

(9)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary

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to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table. “Non-controlling interests’ share of items above” for the three months ended June 30, 2017 also includes a deferred gain on the sale of vessels sold to third parties.  The deferred gain was the result of a gain on sale of vessels sold from Teekay Corporation to one of its partially-owned Daughter Entities which could not be recognized for accounting purposes until the vessels are sold to third parties.

(10)
Relates to the Company's portion of the inducement premium and exchange contribution charged to retained earnings by Teekay Offshore when converting its outstanding Series C Preferred Units to common units and Series C-1 Preferred Units for the three months ended June 30, 2016.

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Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of (Loss) Income for the Three Months Ended
June 30, 2017
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments(1)	Total

Revenues	264,792	100,904	108,789	65,495	(26,057)	513,923

Voyage expenses	(20,196)	(996)	(19,430)	(171)	153	(40,640)
Vessel operating expenses	(89,705)	(26,001)	(46,853)	(45,608)	383	(207,784)
Time-charter hire expense	(19,507)	—	(7,997)	(25,573)	22,388	(30,689)
Depreciation and amortization	(74,287)	(26,794)	(24,415)	(17,245)	—	(142,741)
General and administrative expenses	(13,379)	(4,642)	(8,365)	(6,288)	3,133	(29,541)
Asset impairments	(1,500)	—	—	—	—	(1,500)
Loss on sale of vessels	—	(12,600)	(142)	—	—	(12,742)

Income (loss) from vessel operations	46,218	29,871	1,587	(29,390)	—	48,286

Interest expense	(36,602)	(20,525)	(7,076)	(17,211)	7,031	(74,383)
Interest income	406	579	360	7,222	(7,031)	1,536
Realized and unrealized (loss) gain
on derivative instruments	(21,797)	(7,384)	(1,560)	171	—	(30,570)
Equity income (loss)	3,425	(507)	(28,027)	(22,875)	—	(47,984)
Equity in earnings of subsidiaries(2)	—	—	—	(21,377)	21,377	—
Income tax (expense) recovery	(418)	(236)	(2,944)	71	—	(3,527)
Foreign exchange (loss) gain	(6,564)	(15,825)	(3)	5,050	—	(17,342)
Other (loss) income - net	(1,134)	390	186	(201)	—	(759)
Net (loss) income	(16,466)	(13,637)	(37,477)	(78,540)	21,377	(124,743)
Less: Net (income) loss attributable
to non-controlling interests(3)	(3,539)	(2,436)	—	—	50,566	44,591
Net (loss) income attributable to
shareholders/unitholders
of publicly-listed entities	(20,005)	(16,073)	(37,477)	(78,540)	71,943	(80,152)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represents the joint venture partners’ share of the net income or loss of their respective joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded subsidiaries.

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Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended June 30, 2017
(in thousands of U.S. dollars)
(unaudited)

	In-Chartered				Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other(1)	G&A	Total

Revenues	1,757	48,173	15,565	—	65,495

Voyage expenses	(63)	(9)	(99)	—	(171)
Vessel operating expenses	(1,762)	(33,115)	(10,731)	—	(45,608)
Time-charter hire expense	(2,776)	(11,725)	(11,072)	—	(25,573)
Depreciation and amortization	—	(17,320)	75	—	(17,245)
General and administrative expenses	(144)	(4,622)	1,796	(3,318)	(6,288)
Loss from vessel operations	(2,988)	(18,618)	(4,466)	(3,318)	(29,390)

Reconciliation of loss from vessel operations to cash flow from vessel operations

Loss from vessel operations	(2,988)	(18,618)	(4,466)	(3,318)	(29,390)
Depreciation and amortization	—	17,320	(75)	—	17,245
Amortization of in-process revenue
contracts and other	—	(1,483)	135	—	(1,348)
Realized losses from the
settlements of non-designated
derivative instruments	—	(308)	—	—	(308)
CFVO - Consolidated(2)	(2,988)	(3,089)	(4,406)	(3,318)	(13,801)
CFVO - Equity Investments(3)	629	(990)	(1,025)	—	(1,386)
CFVO - Total	(2,359)	(4,079)	(5,431)	(3,318)	(15,187)

(1)	Includes the results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(2)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended June 30, 2017, Teekay Parent received cash distributions and dividends from these subsidiaries totaling $6.6 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details.

(3)
Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to equity income of equity accounted vessels for the consolidated group, the most directly comparable GAAP financial measure.

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Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2017	2017	2016	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions
to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529	3,529	3,529
Teekay Offshore	444	4,624	4,465	4,305	4,203
GP interests
Teekay LNG	228	228	227	227	227
Teekay Offshore	31	336	331	321	309
Other Dividends
Teekay Tankers(2)(3)	1,690	1,276	1,276	1,212	2,423
Teekay Offshore(4)	683	683	683	683	—
Total Daughter Entity Distributions	6,605	10,676	10,511	10,277	10,691
Less:
Corporate general and
administrative expenses(5)	(3,318)	(5,956)	(6,759)	(3,907)	(3,103)
Total Parent GPCO Cash Flow	3,287	4,720	3,752	6,370	7,588
TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from
vessel operations(6)
Owned Conventional Tankers	—	—	(45)	3,757	3,705
In-Chartered Conventional Tankers	(2,988)	(2,459)	(2,327)	(4,120)	(2,499)
FPSOs	(3,089)	(4,830)	6,522	2,295	7,449
Other(7)	(3,997)	(6,040)	134	(1,818)	(4,148)
Total(8)	(10,074)	(13,329)	4,284	114	4,507
Less: Net interest expense(9)	(12,780)	(12,362)	(12,314)	(13,258)	(17,004)
Teekay Parent OPCO Cash Flow	(22,854)	(25,691)	(8,030)	(13,144)	(12,497)
TOTAL TEEKAY PARENT FREE
CASH FLOW	(19,567)	(20,971)	(4,278)	(6,774)	(4,909)
Weighted-average number of
common shares - Basic	86,259,207	86,183,831	86,131,038	84,887,101	72,945,635

(1)
Daughter Entity dividends and distributions for a given quarter consists of the amount of dividends and distributions (including payments in kind) relating to such quarter but received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarters ended June 30, 2017, March 31, 2017, December 31, 2016, September 30, 2016 and June 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and period as follows:

	Three Months Ended
	June 30,	March 31,	December 31,	September 30	June 30,
	2017	2017	2016	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14	$0.14	$0.14
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274
Total distribution	$3,529,158	$3,529,158	$3,529,158	$3,529,158	$3,529,158
Teekay Offshore
Distribution per common unit	$0.01	$0.11	$0.11	$0.11	$0.11
Common units owned by
Teekay Parent	44,400,566	42,037,728	40,589,218	39,138,991	38,211,772
Total distribution	$444,006	$4,624,150	$4,464,814	$4,305,289	$4,203,295
Teekay Tankers
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.06
Shares owned by Teekay Parent(3)	56,317,627	42,542,403	42,542,403	40,387,231	40,387,231
Total dividend	$1,689,529	$1,276,272	$1,276,272	$1,211,617	$2,423,234

(3)
Includes Class A and Class B shareholdings. Teekay Tankers' current dividend policy is to pay out 30 percent to 50 percent of its quarterly adjusted net income (as defined) with a minimum quarterly dividend of $0.03 per share.

(4)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.5% Series D Preferred Units acquired in June 2016. The distribution received for the quarters ended June 30, 2017, March 31, 2017, December 31, 2016 and September 30, 2016 were paid-in-kind in the form of new Teekay Offshore common units. All outstanding Series D Preferred Units are to be repurchased by Teekay Offshore as part of the Brookfield Transaction.

(5)	Includes a one-time compensation cost associated with the retirement of Teekay Corporation's Chief Executive Officer for the three months ended December 31, 2016.

(6)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s cash flow from vessel operations.

(7)
Includes $0.4 million, $0.9 million, $2.2 million, $0.3 million, and $1.1 million for the three months ended June 30, 2017, March 31, 2017, December 31, 2016, September 30, 2016, and June 30, 2016, respectively, relating to 50 percent of the CFVO from TTOL. Teekay Parent owned 50 percent of TTOL for the period up to May 31, 2017, when Teekay Tankers purchased the remaining 50 percent of TTOL from Teekay Parent.

(8)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(9)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2017	2017	2016
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations	48,286	81,605	75,978
Depreciation and amortization	142,741	143,030	141,079
Amortization of in-process revenue contracts and other	(6,241)	(5,715)	(6,113)
Realized (losses) gains from the settlements of non-designated
derivative instruments	(177)	426	(2,327)
Asset impairments	1,500	—	43,649
Loss on sale of vessels, equipment and other operating assets	12,742	4,427	18,956
Termination of Arendal Spirit UMS charter contract	8,888	—	—
Cash flow from time-charter contracts(1), net of revenue accounted for
as direct finance leases	6,509	7,015	5,945
CFVO - Consolidated	214,248	230,788	277,167
CFVO - Equity Investments (see Appendix E)	40,248	44,188	73,368
CFVO - Total	254,496	274,976	350,535

(1)
Teekay LNG's charter contracts for two of its former Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ending September 30, 2014. The cash impact of the change in hire rates is not fully reflected in Teekay LNG's statements of income and comprehensive income (loss) as the change in the lease payments is being recognized on a straight-line basis over the term of the lease. In addition, the charterer of these two Suezmax tankers exercised its purchase options on these two vessels as permitted under the charter contract agreements and the vessels were redelivered during the second quarter of 2016.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Equity Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2017		March 31, 2017		June 30, 2016
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%(2)	Portion(2)	100%(2)	Portion(2)

Revenues	176,125	74,082	181,627	74,031	264,879	112,160
Vessel and other operating expenses	(86,424)	(36,077)	(78,141)	(32,159)	(97,574)	(40,626)
Depreciation and amortization	(40,199)	(17,428)	(40,395)	(17,524)	(39,575)	(17,118)
Write-down of equipment	—	—	—	—	(1,351)	(677)
Income from vessel operations of
equity accounted vessels	49,502	20,577	63,091	24,348	126,379	53,739
Interest expense	(29,607)	(12,383)	(28,026)	(11,786)	(24,683)	(10,379)
Realized and unrealized (loss) gain on
derivative instruments	(20,957)	(6,647)	(1,357)	(463)	(13,887)	(4,853)
Write-down of other assets(3)	—	(48,571)	—	—	—	—
Other - net	(1,284)	(960)	(3,638)	(1,752)	(3,464)	(1,288)
Equity income of equity accounted vessels	(2,346)	(47,984)	30,070	10,347	84,345	37,219
Income from vessel operations of
equity accounted vessels	49,502	20,577	63,091	24,348	126,379	53,739
Depreciation and amortization	40,199	17,428	40,395	17,524	39,575	17,118
Write-down of equipment	—	—	—	—	1,351	677
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance lease	9,476	3,361	9,476	3,421	8,868	3,219
Amortization of in-process
revenue contracts and other	(2,541)	(1,118)	(2,541)	(1,105)	(2,704)	(1,385)
Cash flow from vessel operations
of equity accounted vessels(4)	96,636	40,248	110,421	44,188	173,469	73,368

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 20 percent to 52 percent.

(2)
On May 31, 2017, Teekay Tankers acquired from Teekay Parent, the remaining 50% interest in TTOL. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL are retroactively adjusted to include the results of TTOL during the periods they were under common control of Teekay and had begun operations.

(3)	Refer to footnote (4) of the summary consolidated statements of (loss) income included in this release for further details.

(4)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2017
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	—	(2,459)	(20,411)	(6,846)	(5,956)	(35,672)
Depreciation and amortization	—	—	17,319	(44)	—	17,275
Amortization of in-process
revenue contracts and other	—	—	(1,484)	(15)	—	(1,499)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(254)	—	—	(254)
Cash flow from vessel
operations - Teekay Parent	—	(2,459)	(4,830)	(6,905)	(5,956)	(20,150)

	Three Months Ended December 31, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	4	(2,327)	(9,151)	(3,297)	(6,759)	(21,530)
Depreciation and amortization	—	—	17,546	(112)	—	17,434
(Gain) loss on sale of vessels and equipment	(49)	—	110	—	—	61
Amortization of in-process
revenue contracts and other	—	—	(1,483)	1,274	—	(209)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(500)	—	—	(500)
Cash flow from vessel
operations - Teekay Parent	(45)	(2,327)	6,522	(2,135)	(6,759)	(4,744)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended September 30, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	3,757	(4,120)	(13,116)	(2,002)	(3,907)	(19,388)
Depreciation and amortization	—	—	17,713	(113)	—	17,600
Amortization of in-process
revenue contracts and other	—	—	(1,483)	10	—	(1,473)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(819)	—	—	(819)
Cash flow from vessel
operations - Teekay Parent	3,757	(4,120)	2,295	(2,105)	(3,907)	(4,080)

	Three Months Ended June 30, 2016
	(unaudited)
	Owned	In-chartered				Teekay
	Conventional	Conventional			Corporate	Parent
	Tankers	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from vessel
operations	(9,677)	(2,499)	(8,343)	(5,174)	(3,103)	(28,796)
Depreciation and amortization	847	—	17,798	(113)	—	18,532
Loss on sale of vessel	12,535	—	—	—	—	12,535
Amortization of in-process
revenue contracts and other	—	—	(1,483)	—	—	(1,483)
Realized losses from the
settlements of non-designated
foreign currency derivative
instruments	—	—	(523)	—	—	(523)
Cash flow from vessel
operations - Teekay Parent	3,705	(2,499)	7,449	(5,287)	(3,103)	265

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2017	2017	2016	2016	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest expense	(74,383)	(70,355)	(69,018)	(68,490)	(73,255)
Interest income	1,536	1,481	1,314	1,143	1,042
Interest expense net of interest income - consolidated	(72,847)	(68,874)	(67,704)	(67,347)	(72,213)
Less:
Non-Teekay Parent interest expense net of interest income and adjustment	(60,777)	(57,282)	(56,227)	(55,035)	(56,211)
Interest expense net of interest income(1) - Teekay Parent	(12,070)	(11,592)	(11,477)	(12,312)	(16,002)
Add:
Teekay Parent realized losses on interest rate swaps	(710)	(770)	(837)	(946)	(1,002)
Net interest expense - Teekay Parent	(12,780)	(12,362)	(12,314)	(13,258)	(17,004)

(1)    Three months ended June 30, 2016 excludes a $3.1 million write-off of prepaid loan costs in relation to the     partial termination of a credit
facility and includes a $2.3 million cash termination fee from the partial termination of a debt facility.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the proposed Brookfield Transaction; the timing and completion of the Brookfield Transaction; the expected effects of the completion of the Brookfield Transaction on Teekay Parent and Teekay Offshore’s operations and financial condition, including its ability to benefit from energy and tanker market recoveries, reduced financial leverage, enhanced liquidity, future access to capital, and ability to better service customers; completion of the reorganization of Teekay Offshore’s shuttle tanker business; proposed refinancings or amendments of credit facilities and bonds; the expected release of Teekay Parent from financial guarantees relating to indebtedness and obligations of Teekay Offshore; required capital expenditures for newbuilding vessels and the expected full financing of existing growth projects; the expected employment of the newbuilding shuttle tankers under Teekay Offshore’s agreement with Statoil and the expected required capacity in Teekay Offshore’s CoA fleet in the North Sea; the timing of start-up and the vessel equivalent requirements of new CoAs; the timing of delivery and start-up of various newbuildings and conversion/upgrade projects and the commencement of related contracts; expected write-downs relating to sale-leaseback transactions; the timing and completion of Teekay Tankers’ merger with TIL and related effects on Teekay Tankers, including earnings accretion; the charter contract start-up timing for the Arctic Spirit LNG carrier; and the outcome of claims and disputes. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to satisfy the closing conditions of the Brookfield Transaction or of Teekay Tankers’ merger with TIL, including, without limitation, obtaining the required approvals from relevant regulatory authorities and, for the merger, approval of TIL’s shareholders of the merger and of Teekay Tankers’ shareholders of an amendment to its charter required to permit Teekay Tankers to issue the stock merger consideration; failure to realize the expected benefits of the Brookfield Transaction or the TIL merger; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices; issues with vessel operations; variations in expected levels of field maintenance; increased operating expenses; potential project delays or cancellations; shipyard delivery or vessel conversion and upgrade delays, newbuilding or conversion specification changes,cost overruns, or shipyard disputes; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels; the inability or unwillingness of charterers or other business partners to make payments or fulfill their obligations, including with respect to the Brookfield Transaction or the TIL merger; the inability to successfully defend against claims or disputes, or the significant cost of undertaking such defenses; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda